                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                       (Amendment No. 3--Final Amendment)

                   Under the Securities Exchange Act of 1934

                        ADVANTICA RESTAURANT GROUP, INC.
                               (Formerly known as
                            FLAGSTAR COMPANIES INC.)
                                (Name of issuer)


                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of class of securities)


                                   873098 10 7
                                 (CUSIP number)

Paul Raether                                  with a copy to:
CD Associates, L.P., CD GP, LLC               Randall C. Bassett, Esq.
KKR Associates, L.P.                          Latham & Watkins
KKR Partners II, L.P.                         633 West Fifth Street, Suite 4000
TW Associates, L.P.                           Los Angeles, California 90071-2007
c/o Kohlberg Kravis Roberts & Co.
9 West 57th Street
New York, New York 10019

(212) 750-8300                                (213) 485-1234

             ------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)



                                January 7, 1998
             ------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                               Page 1 of 8 Pages
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                                  SCHEDULE 13D

CUSIP No. 873098 10 7

 1.   Name of Reporting Person

      TW ASSOCIATES, L.P.

 2.   Check the Appropriate Box if a Member of a Group                    (a)[ ]
                                                                          (b)[X]

 3.   SEC Use Only

 4.   Source of Funds

      N/A

 5.   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

 6.   Citizenship or Place of Organization

      Delaware

                        7.   Sole Voting Power
Number of                    -0-
Shares
Beneficially            8.   Shared Voting Power
Owned By                     -0-
Each
Reporting               9.   Sole Dispositive Power
Person                       -0-
With
                       10.   Shared Dispositive Power
                             -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

      0%

14.   Type of Reporting Person

      PN

                                  SCHEDULE 13D

CUSIP No. 873098 10 7

 1.   Name of Reporting Person

      KKR PARTNERS II, L.P.

 2.   Check the Appropriate Box if a Member of a Group                    (a)[ ]
                                                                          (b)[X]

 3.   SEC Use Only

 4.   Source of Funds

      N/A

 5.   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

 6.   Citizenship or Place of Organization

      Delaware

                        7.   Sole Voting Power
Number of                    -0-
Shares
Beneficially            8.   Shared Voting Power
Owned By                     -0-
Each
Reporting               9.   Sole Dispositive Power
Person                       -0-
With
                       10.   Shared Dispositive Power
                             -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

      0%

14.   Type of Reporting Person

      PN

                                  SCHEDULE 13D

CUSIP No. 873098 10 7

 1.   Name of Reporting Person

      KKR ASSOCIATES, L.P.

 2.   Check the Appropriate Box if a Member of a Group                    (a)[ ]
                                                                          (b)[X]

 3.   SEC Use Only

 4.   Source of Funds

      N/A

 5.   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

 6.   Citizenship or Place of Organization

      New York

                        7.   Sole Voting Power
Number of                    -0-
Shares
Beneficially            8.   Shared Voting Power
Owned By                     -0-
Each
Reporting               9.   Sole Dispositive Power
Person                       -0-
With
                       10.   Shared Dispositive Power
                             -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

      0%

14.   Type of Reporting Person

      PN

                                  SCHEDULE 13D

CUSIP No. 873098 10 7

 1.   Name of Reporting Person

      C D ASSOCIATES, L.P.

 2.   Check the Appropriate Box if a Member of a Group                    (a)[ ]
                                                                          (b)[X]

 3.   SEC Use Only

 4.   Source of Funds

      N/A

 5.   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

 6.   Citizenship or Place of Organization

      Delaware

                        7.   Sole Voting Power
Number of                    -0-
Shares
Beneficially            8.   Shared Voting Power
Owned By                     -0-
Each
Reporting               9.   Sole Dispositive Power
Person                       -0-
With
                       10.   Shared Dispositive Power
                             -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

      0%

14.   Type of Reporting Person

      PN


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

                                  SCHEDULE 13D

CUSIP No. 873098 10 7

 1.   Name of Reporting Person

      C D GP, LLC

 2.   Check the Appropriate Box if a Member of a Group                    (a)[ ]
                                                                          (b)[X]

 3.   SEC Use Only

 4.   Source of Funds

      N/A

 5.   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

 6.   Citizenship or Place of Organization

      Delaware

                        7.   Sole Voting Power
Number of                    -0-
Shares
Beneficially            8.   Shared Voting Power
Owned By                     -0-
Each
Reporting               9.   Sole Dispositive Power
Person                       -0-
With
                       10.   Shared Dispositive Power
                             -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

      0%

14.   Type of Reporting Person

      OO


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
                This Amendment No. 3 to Schedule 13D amends the Schedule 13D dated November 16, 1992, and all amendments, filed by TW Associates, L.P., KKR Partners II, L.P., KKR Associates, L.P., CD GP, LLC and CD Associates, L.P. (the "Reporting Persons"), relating to the Common Stock, par value $0.01 per share (the "Common Stock") of Advantica Restaurant Group, Inc. (formerly known as Flagstar Companies, Inc.), a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

         Item 1 is amended in pertinent part as follows:

         On January 7, 1998, pursuant to an Amended Joint Plan of Reorganization of the Company filed pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of South Carolina (the "Plan"), the former shares of Common Stock of Flagstar Companies, Inc. were terminated, canceled and extinguished. As a result, the Reporting Persons do not own any shares of Common Stock of the Company. As a result of the Plan, the name of the Company was changed to Advantica Restaurant Group, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         Item 5 is amended in pertinent part as follows:

         As of January 7, 1998, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of March 10, 1997 (incorporated by reference from Amendment No. 2 to this Schedule 13D dated March 10, 1997).



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                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998                TW ASSOCIATES, L.P.
                                        By:    KKR ASSOCIATES, L.P.
                                        Its:   General Partner

                                        By:    /s/ James H. Greene, Jr.
                                        Name:  James H. Greene, Jr.
                                        Its:   General Partner


                                        KKR PARTNERS II, L.P.
                                        By:    KKR ASSOCIATES, L.P.
                                        Its:   General Partner

                                        By:    /s/ James H. Greene, Jr.
                                        Name:  James H. Greene, Jr.
                                        Its:   General Partner


                                        KKR ASSOCIATES, L.P.

                                        By:    /s/ James H. Greene, Jr.
                                        Name:  James H. Greene, Jr.
                                        Its:   General Partner


                                        C D ASSOCIATES, L.P.
                                        By:    C D GP, LLC
                                        Its:   General Partner

                                        By:    /s/ James H. Greene, Jr.
                                        Name:  James H. Greene, Jr.
                                        Its:   Member


                                        C D GP, LLC

                                        By:    /s/ James H. Greene, Jr.
                                        Name:  James H. Greene, Jr.
                                        Its:   Member


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